INVEST IN **BUSA BEVERAGES**

The Oatmilk Espresso Martini backed by Miles Doughty, Kawhi Leonard & KBong!



shakeyourbusa.com San Diego, CA ⓘ ⁂ ♪

Highlights

1. Strong Early Traction: 10,000 gallons produced and sold since Sept 2023.

2. Available in 200+ stores & high-profile venues e.g. Hyatt, Monarch Ocean Beach Club and Hilton.

3. Celebrity-backed by Kawhi Leonard, Miles Doughty and Kevin @ KBong Music

4. Built & Operated by 2nd Generation legacy distillers and restauranteurs

5. Innovative convenience combining trending espresso martinis and spirit-based Ready to Serve RTDs

6. #1 sold item at Barbusa, the iconic restaurant with 300,000+ annual customers

7. Only 5 ingredients, vegan, gluten-free, clean-label, and shelf-stable

Featured Investors



Kevin Bong
Syndicate Lead

Follow

Invested $50,000 ⓘ

Full time musician residing in Ocean Beach, San Diego. Keyboard player in worldwide touring band, Stick Figure.

"I invested in BUSA, the first oat milk espresso martini born in San Diego because I believe it has appeal worldwide. I love the vision of the brand, the design of the brand, and most importantly the recipe. With Walt, a visionary distiller, and PJ, a powerhouse restaurateur, driving its growth, BUSA merges culinary artistry with innovative beverage craftsmanship. I believe it has a strong ability to tap into both the better-for-you and premium indulgence markets. It's a straight forward drink and makes the espresso martini experience delightful."

 **Miles Doughty** [Follow] Invested $25,000

"I've been around enough green rooms to know what people really wanna drink. Busa hits different—first oat milk espresso martini, smooth, no dairy crash, just that perfect vibe. Walt and PJ are legends at what they do. This is gonna be a headliner in the drinks game, no doubt."

Team



PJ Busalacchi PJ BUSALACCHI

PJ serves as the General Manager of Barbusa. After graduating from San Diego State University with a degree in Business, PJ pursued a career in the nightclub industry, working for RMD for six years before leaving to create Barbusa.



Walt Kerpa Co-founder

A season entrepreneur in food and beverage, entertainment, construction, and healthcare. As the founder of Distilled Spirits USA, Inc, he has 15+ yrs experience in craft distillation, CPG & close relationships w/ large scale liquor distribution & sales.

FROM OUR FAMILY TO YOURS

The cult-favorite Oatmilk Espresso Martini from San Diego's hottest restaurant, Barbusa, has now been bottled up—ready to caffeinate and captivate the nation!

THE BUSA STORY

In 1966, The Busalacchi family migrated to the United States from a small town called Porticello, Sicily. The Busalacchi family had a passion for bringing the flavors of their Sicilian heritage to the world. They opened up Italian restaurants in Southern California to great success. And now the infamous "Little Italy" of San Diego, California.





What started as a house favorite at one of San Diego's favorite Italian restaurants, Barbusa, became a category disruptor. BUSA was born behind the bar at the famed San Diego Italian restaurant known for its espresso martinis. PJ Busalacchi saw the demand firsthand. Walt Kerpa, a seasoned spirits entrepreneur, knew the power of RTDs. Together, they bottled the magic, and added their own twist: oatmilk, clean ingredients, and Italian soul.

From Italy to San Diego to Vegas, BUSA is building a movement around flavor, hospitality, and family.

THE PROBLEM & OUR SOLUTION

Consumers want quality cocktails without the hassle of bartending or added preservatives. Yet many RTD options compromise on taste, ingredients, or sustainability. Busa fills this gap with a **shelf-stable**, **ready-to-pour** espresso martini using **oatmilk**, **premium vodka**, and **fair-trade coffee** - no refrigeration needed.

Offered in multiple TTB-approved sizes and soon expanding into single-serve packaging, Busa **caters** to both **consumers** and **hospitality venues**. Its health-conscious, recyclable design resonates with modern drinkers looking for convenience without compromise.


Busa
ESPRESSO
MARTINI
Busa
ESPRESSO
MARTINI
Busa
ESPRESSO
MARTINI

Made with 4 simple ingredients: free trade Italian roasted espresso, oatmilk containing only natural cane sugar, organic natural flavors, and ultra-premium grain based vodka.

FROM CULT CLASSIC TO CATEGORY KING

- The **U.S. RTD cocktail market** expected to grow from about **$943 million in 2025 to ~$2.37 billion by 2032**, more than doubling in value
- **60%** of **RTD consumers** are **women**; we lead with flavor and style they love
- **Oatmilk is the fastest-growing alt-dairy**; we're one of the first to spike it right
- **Espresso martini consumption is up 156%** and we're making it **portable**
- Coffee RTDs are booming in DTC and retail — we bridge both in one iconic

- Coffee RTDs are booming in DTC and retail — we bridge both in one iconic bottle

Perfectly placed at the intersection of culture and consumption, we're capturing share in every sip.



THE "READY TO DRINK" MARKET IS EXPLODING
According to DISCUS (Distilled Spirits Council Report), spirits based RTDs are the fastest growing spirits category in recent years.
40%
50%
2/3
Spirit based RTD has increased 40% in overall sales.
50% of all spirits based RTD's are vodka.
2/3 of all consumers are in the RTD category.
Consumers are demanding portable options that are trending to lower alcohol volumes with non-dairy alternatives.
Oatmilk is the fasted growing non-dairy segment.
Spirit based RTD, all-natural proven 13-17% alcohol.
Busa
6

Forward-looking statements are not guaranteed.



GROWTH STRATEGY
Goal of this brand is to quickly establish a strong off premise channel and retail hospitality for the on-premise accounts.
Key Insights
HOTTEST RESTAURANT IN SAN DIEGO
BUSA Oatmilk Espresso Martini is available at the Busalacchi family's restaurants, including the hottest restaurant, Barbusa in Little Italy.
#1 SOLD PRODUCT IN THE BARBUSA RESTAURANT
BUSA Oatmilk Espresso Martini will take the place of Barbusa's classic espresso martini, served for on-premise consumption.
300K CUSTOMER RESTAURANT REACH
In-person marketing, through the Busalacchi family's various restaurants, with a reach of over 300,000 customers each year.
50M+KEY INVESTOR
Key investors and strategic partnership with incredible networks in sports and TV, and social media influencers, with the initial reach of over 50M people.v
IN-RESTAURANT SOCIAL INFLUENCE
Influencer postings and social media reach from within the restaurant.
OFF PREMISE MARKETING & DIRECT TO CONSUMER
Off premise push with displays, tradeshows, tastings, and strong direct to consumer marketing.
ON PREMISE HOTEL GROUPS & SUPPORTING VENUES
Key restaurant, key hotel, and key hospitality venues.
EXPONENTIAL BENCHMARK GROWTH
Benchmark of reaching 10,000 combined case count in year 1, 30,000 cases in 18-24 months, and 100,000 cases in year 3 making this a "Hotlist" brand.

Early Traction

We've had some great wins in retail and on-premise placement as well as our continued partnership with our 200 plus previous partners:

- Broken Yolk (Yuma): strong self-distribution launch using a local vendor
- Hyatt Manchester: Busa is now on all pool menus and in the gift shop
- Wendy McGlinnen continues to lead placements in San Diego and Orange County
- In talks with Monarch Golf Course and bars in Huntington Beach through Alicia at PRJCT
- In Las Vegas, working with Food and Beverage Magazine and our distributor Cork (Richard Cox) on placements at Paris, Sarah's, Palms, and others

A Tiered Growth Plan Where Every Dollar Drives Revenue

We've designed **three community round targets**, each one intentionally structured so capital is deployed efficiently and unlocks the *next* stage of growth.

As we raise more, we don't just do more, we **do smarter**, layering short-term revenue wins with long-term category leadership.

Each funding level directly fuels:

- **Innovation** (new formulations + formats)

- **Marketing that drives velocity** (local activations + digital scale)

- **Strategic expansion** into high-opportunity markets with proven demand

---

$250K Raise — Prove & Accelerate

Focus: Product innovation + early demand capture

$150K — New Product Development

Fueling new formulations and formats to expand the portfolio and increase reorder velocity.

$100K — Marketing & Distribution

- **$30K:** Local activations, tastings & events to drive awareness and new points of distribution

- **$35K:** Digital marketing & ecommerce to scale direct-to-consumer growth

- **$35K:** Point-of-sale & retail programming across hotels, golf courses, and on- & off-premise accounts

---

$500K Raise — Scale What Works

Focus: Repeatable growth + regional dominance

$200K — New Product Development

Expanding the innovation pipeline to support broader retail and on-premise demand.

$300K — Marketing & Market Growth

- **$100K:** Commissioned sales reps + local events in Orange County & North County San Diego

- **$100K:** Digital growth—ecommerce, ad creative, and targeted DTC campaigns

- **$100K:** Orange County market expansion, building density in high-volume, high-visibility accounts

---

$780K Raise — Category Expansion Mode

Focus: Production scale + multi-state expansion

$300K — Production & R&D

Scaling new product batches and funding R&D for **200ml single-serve cans**, including key equipment purchases.

$250K — Marketing

Fueling brand awareness and demand across existing and new regions.

$230K — Market Expansion

Controlled expansion into **Arizona, Nevada, and Idaho**—markets with:

- Existing distribution

- Strong on-premise presence

- Proven golf-course demand

Arizona and Nevada are already live → immediate revenue lift.

The Future is Busa

With our new team in place, a refreshed brand message, strong content pipeline, we're set up for a much stronger second half of the year.

We're proud of how we've adapted, and we're focused on staying nimble, telling our story well, and creating long-term value for the brand and for all of you who've supported it.

Thanks again for being part of this. Your support means a lot—and we're excited to show you what's coming next.

